SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company Article 11 - CVM Instruction # 358/2002

In October 2005, transactions with securities and derivatives did NOT occur, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: Votorantim Celulose e Papel S/A
Group and Related	(X) Board of Directors		( ) Board of Executive Officers	( ) Fiscal Council	( ) Controlling holder (s)
Initial Balance
Security Characteristics	Security Characteristics			Quantity %	% participation
					Same Class	Total
Shares	Preferred			5	0.00	0,00

Security/ Derivatives	Security Characteristics	Intermediary	Transaction	Day	Quantity	Price	Volume

Total Sales
End Balance
Security Characteristics	Security Characteristics			Quantity %	% participation
					Same Class	Total
Shares	Preferred			5	0.00	0,00

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company Article 11 - CVM Instruction # 358/2002

In October 2005, transactions with securities and derivatives did NOT occur, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: Votorantim Celulose e Papel S/A
Group and Related	( ) Board of Directors		( X ) Board of Executive Officers	( ) Fiscal Council		( ) Controlling holder (s)
Initial Balance
Security Characteristics	Security Characteristics			Quantity %	% participation
					Same Class	Total
Shares	Preferred			3033	0.00	0,00

Security / Derivatives	Security Characteristics	Intermediary	Transaction	Day	Quantity	Price	Volume

Total Sales
End Balance
Security Characteristics	Security Characteristics			Quantity %	% participation
					Same Class	Total
Shares	Preferred			3033	0.00	0,00

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company Article 11 - CVM Instruction # 358/2002

In October 2005, transactions with securities and derivatives did NOT occur, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: Votorantim Celulose e Papel S/A
Group and Related	( ) Board of Directors		( ) Board of Executive Officers	( ) Fiscal Council		(X) Controlling holder
Initial Balance
Security Derivatives	Security Characteristics			Quantity %	% participation
					Same Class	Total
Shares	Common			105,702,450	0.00	0,00
Shares	Preferred			3

Security/ Derivatives	Security Characteristics	Intermediary	Transaction	Day	Quantity	Price	Volume

			Total Sales
End Balance
Security Derivatives	Security Characteristics			Quantity %	% participation
					Same Class	Total
Shares	Common			105,702,450	0.00	0,00
Shares	Preferred			3

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.